AMARC PROVIDES UPDATE ON THE ZNT & SILVER VISTA
SILVER PROJECTS, BRITISH COLUMBIA

January 29, 2013, Vancouver, BC – Amarc Resources Ltd. (“Amarc”) (TSX-V: AHR; OTCBB: AHR) is pleased to provide an update on results from exploration programs at the ZNT and Silver Vista silver properties, located near Smithers, in central British Columbia (“BC”). Initial surface exploration at ZNT and Silver Vista has delineated extensive silver and multi-element soil anomalies. These compelling targets are ready for drill testing and permits have now been received from government for both projects. Both ZNT and Silver Vista are considered by management to hold significant potential for the discovery of important bulk tonnage-style silver + base metal deposits.

"Initial results received from comprehensive field surveys at ZNT and Silver Vista are very encouraging," confirmed Amarc Chairman Bob Dickinson. "The technical team has discovered large scale, high-quality silver targets in new and underexplored areas. We intend to drill these exciting targets in 2013.”

ZNT Project

By option agreement announced November 7, 2012, Amarc is acquiring up to a 50% interest in ZNT from Quartz Mountain Resources Ltd. ("Quartz Mountain") which is the operator. The 389 square kilometre ZNT property was staked by Quartz Mountain on the basis of significant zinc concentrations in regional till samples as reported by Geoscience BC. In late 2012, approximately 2,400 grid soil geochemical samples and 20 line kilometres of Induced Polarization (IP) ground geophysical survey were completed. These initial exploration activities defined a new and unusually strong silver and multi-element-in-soils anomaly measuring 1.8 kilometres by 1.2 kilometres, within a more extensive and open ended anomalous trend (see maps at http://www.amarcresources.com/ahr/MapsFigures.asp). This significant silver anomaly is in part coincident with an extensive IP geophysical chargeability anomaly indicating the presence of an important scale mineralizing system.

Silver Vista Project

At the 100%-owned Silver Vista property, results from comprehensive geochemical surveys over the MR Zone have defined a strong silver with copper-in-soils anomaly, which now extends over an area of approximately 1.2 km by 1.4 km (see maps at http://www.amarcresources.com/ahr/MapsFigures.asp). This expanded target area includes a 600 metre long zone of known mineralization defined by historic drilling that remains open laterally and to depth.

The historical drilling, located at the northern end of the MR Zone, resulted in nine of 14 shallow core holes drilled, intercepting significant intervals of disseminated silver and copper mineralization (reported to be native silver and chalcocite) hosted by sedimentary rocks. Intercepts included 36.6 metres at 32.3 g/t silver and 0.50% copper including 3.5 metres at 163.9 g/t silver and 3.03% copper; and 45.5 metres at 45.4 g/t silver and 0.06% copper (see Amarc news release July 25, 2012). In addition, some of the holes bottomed in mineralization.

In 2012, Amarc completed 2,700 line kilometres of helicopter-borne magnetic geophysical surveys, 700 silt geochemical samples, 175 rock geochemical samples and approximately 6,700 grid soil geochemical samples over both the MR Zone and the 740 square kilometres of mineral claims in the Silver Vista region that were staked to cover favorable host rocks (see Amarc news releases July 25, 2012 and November 14, 2012).

The Company believes that Silver Vista has potential to host important bulk tonnage silver mineralization, similar to the Montanore deposit in Montana (Measured & Indicated Resources of 82 million tonnes at 58 g/t silver and 0.75% copper and Inferred Resources 35 million tonnes at 58 g/t silver and 0.71% copper; Mines Management Inc. website).

Elsewhere on the Silver Vista claim block, geophysical and geochemical surveys have defined additional prospective areas for MR-style silver-copper mineralization, as well as porphyry-style copper-molybdenum mineralization. Targets are being prioritized for ground follow-up and drill testing in 2013.

The ZNT and Silver Vista properties are located approximately 15 kilometres southeast and 55 kilometres northeast of the town of Smithers, BC respectively, and 300 kilometres northwest of northern BC's regional hub city of Prince George (see maps at http://www.amarcresources.com/ahr/MapsFigures.asp). The project areas are characterized by gentle topography, easy access and other characteristics favourable to project development. The region is well-served by existing transportation and power infrastructure, and is connected via the Canadian National Railway and Highway 16 at Smithers and Houston to the deep-water port at Prince Rupert. In addition, a skilled local workforce supports an active mineral exploration and mining industry in the region.

About Amarc Resources Ltd.

Amarc is a Vancouver-based mineral exploration and development company focused on making the next major precious and base metal discovery in BC. With a solid working capital position of $6 million, Amarc’s exploration activities are focused on: its 100%-owned Silver Vista silver-copper project; the Galaxie and ZNT properties held in the Joint Venture with Quartz Mountain; its 100%-owned Galileo property, located adjacent to New Gold’s Blackwater gold-silver deposit; and the 100%-owned Newton gold discovery. Amarc is currently evaluating its corporate priorities for advancing its portfolio of major mine discovery opportunities.

Amarc is associated with Hunter Dickinson Inc. (HDI) - a diversified, global mining group with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Robert A. Dickinson
Chairman

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.